SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Cell Genesys, Inc.

(Names of Subject Company (Issuer) and Filing Person (Offeror))

3.125% Convertible Senior Notes due November 1, 2011

(Title of Class of Securities)

150921AA2

150921AB0

(CUSIP Number of Class of Securities)

STEPHEN A. SHERWIN, M.D.

Chief Executive Officer

Cell Genesys, Inc.

400 Oyster Point Boulevard, Suite 525

South San Francisco, CA 94080

(650) 266-3000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

SAM ZUCKER, Esq.

ERIC C. SIBBITT, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$62,073,431.84	$3,463.70

*	The transaction value is estimated only for purposes of calculating amount of filing fee. The amount is based on the purchase price of an aggregate of $68,307,000 principal amount of the Company’s outstanding 3.125% Convertible Senior Notes due November 1, 2011 (the “Existing Notes”), as described herein, equaling an aggregate of $34,153,500 in cash plus approximately $0.2 million in accrued interest, 14,063,205 shares of common stock (valued at $0.4654 per share, the average of the high and low prices on May 21, 2009), and $21,175,000 aggregate principal amount of the Company’s 3.125% Convertible Senior Notes due May 1, 2013, assuming all Existing Notes are exchanged in this exchange offer.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2009, by Cell Genesys, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with the offer by the Company (the “Exchange Offer”) to exchange for each $1,000 principal amount of the Company’s outstanding 3.125% Convertible Senior Notes due November 1, 2011 (the “Existing Notes”): (i) 205.8824 shares of the Company’s common stock, par value $0.001 per share (“common stock”), plus (ii) a cash payment of $500.00 plus accrued and unpaid interest on such $1,000 principal amount of Existing Notes to, but excluding, the settlement date of the Exchange Offer, plus (iii) $310.00 principal amount of the Company’s 3.125% Convertible Senior Notes due May 1, 2013 (the “New Notes,” and together with consideration referenced in clauses (i) and (ii), the “Exchange Consideration”), upon the terms and subject to the conditions set forth in the Company’s Offer to Exchange, dated May 22, 2009, attached to the Schedule TO as Exhibit (a)(l)(i) (the “Offer to Exchange”) and in the related Exchange Offer materials attached to the Schedule TO as exhibits (which Offer to Exchange and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Documents”). The Exchange Consideration will be in full satisfaction of the principal amount of, and any accrued and unpaid interest to, but excluding, the settlement date of the Exchange Offer on, the Existing Notes so tendered and accepted. The Company will not issue fractional shares of common stock in the exchange for the Existing Notes. Instead, the Company will pay you an amount of cash equal to any such fraction multiplied by the closing sale price of the common stock on the trading day immediately preceding the date of the completion of the Exchange Offer, rounded down to the nearest whole cent. In addition, the New Notes will be issued only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount. The Company will not issue New Notes in a denomination that is not an integral of $1,000. To the extent that you would otherwise be entitled to receive a principal amount of New Notes that is not an integral multiple of $1,000, the principal amount of New Notes that you will actually receive will be rounded down to nearest $1,000 and you will receive a cash payment equal to the difference between the rounded and unrounded principal amounts, rounded down to nearest whole cent, in lieu of such difference. The Exchange Consideration will be subject to any required withholding of taxes, and no interest will be paid thereon. The Exchange Offer is being extended to all holders of the Existing Notes.

Amendment to the Offer to Exchange

The Offer to Exchange and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

(1) The first paragraph under the question “What will I receive in the Exchange Offer?” on page 2 of the Offer to Exchange is hereby amended by replacing the second sentence of the paragraph with the following sentence:

“The terms of the New Notes will be substantially similar to the Existing Notes, except the final maturity will be May 1, 2013 instead of November 1, 2011, the conversion price will be $0.68 instead of $9.10, and the issuance and delivery of any shares of Common Stock upon the conversion of the New Notes by a holder will be limited so that such holder would not become a beneficial owner of more than 19.9% of the shares of Common Stock outstanding at the time, subject to certain exceptions.”

(2) The second paragraph under the caption “Description of the Notes” on page 28 of the Offer to Exchange is hereby amended by replacing the last sentence of the paragraph with the following sentence at the end of the paragraph to read as follows:

“Each Note is convertible at any time, and from time to time, into fully paid and nonassessable shares of our Common Stock, except that the issuance and delivery of any shares of Common Stock upon the conversion of the New Notes by a holder will be limited so that such holder would not become a beneficial owner of more than 19.9% of the shares of Common Stock outstanding at the time, subject to certain exceptions, whereas no such limitations apply to the conversion of the Existing Notes.”

(3) The first paragraph under the caption “New Notes” on page 29 of the Offer to Exchange is hereby amended by replacing the last sentence of the paragraph with the following sentence:

“The terms of the New Notes are substantially identical to the Existing Notes, except for (i) the final maturity of the New Notes will be May 1, 2013, (ii) the conversion price will be $0.68 per share such that the New Notes shall initially be convertible into 1,470.5882 Shares per $1,000 principal amount of the New Notes, subject to adjustments as described in the New Indenture, (iii) interest on the New Notes will begin to accrue on the settlement date of the Exchange Offer, (iv) the New Notes will not be registered under the Securities Act and will be free of covenants regarding registration rights but will be freely tradeable by any person who is not our affiliate (as defined in the Securities Act), and (v) the issuance and delivery of any shares of Common Stock upon the conversion of the New Notes by a holder will be limited so that such holder would not become a beneficial owner of more than 19.9% of the shares of Common Stock outstanding at the time, subject to certain exceptions.”

(4) The section under the caption “Conversion Rights—General” on page 31 of the Offer to Exchange is hereby amended by adding a third paragraph after the two existing paragraphs to read as follows:

“Notwithstanding the foregoing, (i) you will not be entitled to receive Common Stock upon conversion to the extent (but only to the extent) that such receipt would cause you to become, directly or indirectly, a beneficial owner of more than 19.9% of the shares of Common Stock outstanding at such time; (ii) any purported delivery of shares of Common Stock upon conversion of the New Notes shall be void and have no effect to the extent (but only to the extent) that such delivery would result in your becoming the beneficial owner of more than 19.9% of the shares of Common Stock outstanding at such time; (iii) if any delivery of shares of Common Stock owed to you upon conversion of the New Notes is not made as a result of the limitation noted above, we shall promptly deliver such shares to you after you give notice to us that such delivery would not result in you being a beneficial owner of 19.9% of the shares of Common Stock outstanding at such time; provided that the limitations noted above shall not apply if such conversion would not result in a change of control requiring the consent of holders of the Common Stock pursuant to the rules of The NASDAQ Stock Market or any national or regional securities exchange or other market on which the Common Stock is then traded or quoted and such consent has not been obtained.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CELL GENESYS, INC.

/s/ Stephen A. Sherwin
Stephen A. Sherwin, M.D.
Chairman of the Board and Chief Executive Officer

Date: June 1, 2009

INDEX TO EXHIBITS

(a)(1)(A)*	Offer to Exchange, dated May 22, 2009.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Notice of Withdrawal.

(a)(1)(E)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by Cell Genesys, Inc. on May 11, 2009 (incorporated by reference to Exhibit 99.1 to Cell Genesys, Inc.’s Current Report on Form 8-K filed with the SEC on May 11, 2009).

(a)(5)(B)*	Press Release issued by Cell Genesys, Inc. on May 22, 2009.

(a)(5)(C)	Cell Genesys, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 9, 2009 and incorporated herein by reference.

(a)(5)(D)	Cell Genesys, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the SEC on May 11, 2009 and incorporated herein by reference.

(b)	None.

(d)(1)(A)	Indenture, dated as of October 20, 2004, between Cell Genesys, Inc. and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.1 to Cell Genesys, Inc.’s Registration Statement on Form S-3 (Reg. No. 333-121732) filed with the SEC on December 29, 2004).

(d)(1)(B)	Resale Registration Rights Agreement, dated as of October 20, 2004, among Cell Genesys, Inc. and J.P. Morgan Securities and Lehman Brothers, Inc., as representatives of the initial purchasers (incorporated by reference to Exhibit 10.1 to Cell Genesys, Inc.’s Registration Statement on Form S-3 (Reg. No. 333-121732) filed with the SEC on December 29, 2004).

(d)(1)(C)	Settlement and Exchange Support Agreement, dated as of May 10, 2009, among Cell Genesys, Inc. and the Noteholder (incorporated by reference to Exhibit 4.1 to Cell Genesys, Inc.’s Current Report on Form 8-K with the SEC on May 11, 2009).

(d)(1)(D)	Form of Indenture to be entered into between Cell Genesys, Inc. and U.S. Bank National Association (incorporated herein by reference to Exhibit T3C.1 to Cell Genesys, Inc.’s Form T-3/A filed with the SEC on June 1, 2009).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO.